SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT

Exhibit	Description
1.1	Announcement dated May 25, 2009 regarding the Registrant’s key performance indicators for the quarter ended March 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Announcement

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE FIRST QUARTER 2009

HIGHLIGHTS

•	Total customer base, excluding Hong Kong and Macau, at approximately 10 million

•	Indonesia customer base grew 17.9% quarter-on-quarter to over 5.3 million

•	Partner’s 3G customer base exceeded one million at approximately 1,021,000

•	Vietnam GSM services successfully launched in April

This announcement does not include the key performance indicators of the Hong Kong and Macau operations as the Company ceased to own these operations upon the completion of their spin-off on 7 May 2009.

Excluding Hong Kong and Macau, the Group’s total customer base increased to approximately 10 million in the first quarter, representing a growth of 6.6% quarterly and 32.7% yearly on a like-for-like basis. Indonesia continued its strong momentum in customer acquisition with 804,000 net additions during the quarter. Our Israeli operation also grew its 3G customer base to over one million despite increased market competition.

In Vietnam, we successfully launched new GSM services under the brand name “Vietnamobile” on 9 April 2009 with nationwide network coverage.

OPERATIONS REVIEW

Indonesia

Our Indonesian operation continued strong customer acquisition momentum with 804,000 net additions in the first quarter, taking the total customer base to over 5.3 million. The strong growth in customer base, 17.9% and 127.6% on quarterly and yearly basis respectively, was mainly a result of continued network rollout. To date we have over 6,800 BTS on-air with coverage in all major cities in Java, Sumatra, Sulawesi and Kalimantan, representing a population coverage of approximately 70%.

Blended Average Revenue Per User (“ARPU”) for the quarter was IDR10,000. Our non-voice ARPU grew 10% quarter-on-quarter with increased revenue contribution from the messaging and data services.

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Blended Minutes of Use (“MOU”) for the quarter was similar to last quarter at 55 minutes. Compared to the same quarter last year, blended MOU decreased 41.5% mainly due to the reduction in promotional on-net minutes offered.

Churn remained at 24.8% in line with last quarter.

Israel

The customer base of our Israeli operation, Partner Communications Company Ltd., was approximately 2,903,000 compared to 2,898,000 in the fourth quarter of 2008 and had a 2.8% yearly growth compared to the same quarter last year. Despite the adverse macro economic environment and the intensive competition in the 3G market, Partner’s 3G customer base surpassed the milestone of one million at approximately 1,021,000 after registering 70,000 net additions during the quarter.

ARPU for the quarter was NIS145, down 8.2% quarter-on-quarter and 6.5% yearly. The decrease primarily reflects lower roaming revenues, as well as the impact of call revenue tariff dilution resulting from the reduction in the billing interval from 12 second intervals to single second intervals starting 1 January 2009, together with the reduction in interconnect tariffs which went into effect on 1 March 2008 and the fewer working days in the first quarter of 2009.

MOU and churn for the quarter were stable compared to last quarter and the same quarter last year.

Sri Lanka

Our Sri Lankan operation continued to suffer from the adverse economic condition and the market trend of tariff reduction. Our customer base decreased 18.6% to 722,000 compared to 887,000 last quarter and was 44% less than the same quarter last year. The yearly decrease in customer base was partly due to the 229,000 downward revision in the third quarter last year as a result of the tightening of our customer recognition policy in response to regulatory requirements. ARPU at LKR148 was down 9.8% quarterly and 23.3% yearly although MOU increased on both quarterly and yearly basis. The decrease in ARPU was mainly due to tariff reductions necessitated to preserve competitiveness in the market in response to competitors’ actions.

Thailand

In spite of economic recession and political instability in Thailand, our operation recorded only a 2.7% decrease in customer base to 1,041,000 compared to last quarter and a 2.8% decrease from the same quarter last year. ARPU increased 1.6% to THB 387 compared to THB 381 in last quarter in spite of the 0.8% decrease in MOU to 614 minutes. This demonstrated the effect of our continued effort in tariff management and improving the quality of our customer base. Compared to the same quarter last year, ARPU decreased 4.4%, driven mainly by the fall in postpaid MOU and the intensified market competition.

Churn remained stable at 5.4% compared to last quarter and improved slightly compared to the same quarter last year at 5.8% as a result of on going efforts to retain existing customers.

FOK Kin-ning, Canning

Chairman

Hong Kong, 25 May 2009

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Disclaimer:

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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Unaudited Key Performance Indicators for First Quarter 2009

Customer Base	Q1 2009			Q4 2008			Q3 2008			Q2 2008			Q1 2008
	31 March 2009			31 December 2008			30 September 2008			30 June 2008			31 March 2008
Market	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)
Indonesia	5,305	12	5,293	4,501	11	4,490	3,604	9	3,595	3,203	7	3,196	2,331	4	2,327
Israel	2,903	2,159	744	2,898	2,153	745	2,882	2,145	737	2,856	2,135	721	2,823	2,108	715
Sri Lanka	722	—	722	887	—	887	958	—	958	1,291	—	1,291	1,289	—	1,289
Thailand	1,041	405	636	1,070	413	657	1,094	420	674	1,117	418	699	1,071	405	666
Total	9,971			9,356			8,538			8,467			7,514

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Israel relate to both 2G and 3G services.
(7)	The data for Hong Kong (incl Macau), Ghana and Vietnam are excluded.

ARPU[1]		Q1 2009			Q4 2008			Q3 2008			Q2 2008			Q1 2008
		31 March 2009			31 December 2008			30 September 2008			30 June 2008			31 March 2008
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	IDR (’000)	10	183	10	11	134	11	10	134	9	12	108	12	14	120	14
Israel	NIS	145	X	X	158	X	X	166	X	X	158	X	X	155	X	X
Sri Lanka	LKR	148	—	148	164	—	164	181	—	181	163	—	163	193	—	193
Thailand	THB	387	773	141	381	762	142	378	763	143	386	784	147	405	808	157

Notes:

(1)    The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.

(2)    Service Revenues are defined as the direct recurring service revenues plus roaming revenues.

(3)    The data for Israel relate to both 2G and 3G services.

(4)    The data for Hong Kong (incl Macau), Ghana and Vietnam are excluded.

MOU[1]		Q1 2009			Q4 2008			Q3 2008			Q2 2008			Q1 2008
		31 March 2009			31 December 2008			30 September 2008			30 June 2008			31 March 2008
Market		Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia		55	342	55	55	225	55	56	209	56	82	117	82	94	104	94
Israel		358	X	X	357	X	X	376	X	X	368	X	X	359	X	X
Sri Lanka		77	—	77	74	—	74	71	—	71	54	—	54	60	—	60
Thailand		614	1,060	330	619	1,065	339	618	1,095	328	607	1,086	319	632	1,134	324

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customer. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Israel relate to both 2G and 3G services.
(3)	The data for Hong Kong (incl Macau), Ghana and Vietnam are excluded.

Churn[1]	Q1 2009			Q4 2008			Q3 2008			Q2 2008			Q1 2008
	31 March 2009			31 December 2008			30 September 2008			30 June 2008			31 March 2008
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	24.8%	4.8%	24.9%	24.2%	4.1%	24.3%	18.1%	5.3%	18.1%	15.6%	7.9%	15.6%	17.6%	11.0%	17.6%
Israel	1.6%	X	X	1.5%	X	X	1.3%	X	X	1.3%	X	X	1.7%	X	X
Sri Lanka	7.1%	—	7.1%	4.4%	—	4.4%	5.0%	—	5.0%	3.8%	—	3.8%	2.9%	—	2.9%
Thailand	5.4%	3.3%	6.7%	5.4%	3.1%	6.8%	6.5%	3.0%	8.6%	6.0%	2.9%	7.8%	5.8%	2.7%	7.8%

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Israel relate to both 2G and 3G services.
(3)	The data for Hong Kong (incl Macau), Ghana and Vietnam are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

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As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(Also alternate to Mr. Lui Dennis Pok Man)

Non-executive Directors:	Alternate Director:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(Also alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Frank John SIXT

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 25 May 2009

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